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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ____________)*


                         National Education Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    63577110
                                 --------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                                                     / /
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provides in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------------                      ------------------------------
     CUSIP No. 63577110                13G               Page 2 of 11 Pages
----------------------------                      ------------------------------

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1    NAME OF REPORTING PERSON                OSTERWEIS CAPITAL MANAGEMENT, INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)

                                                                        (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION    CALIFORNIA

--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER             0
     NUMBER OF
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     6    SHARED VOTING POWER           945,634 *
     OWNED BY                 *INCLUDES 3,511,000 IN PRINCIPAL AMOUNT OF
       EACH                   CONVERTIBLE BONDS THAT HAVE NO VOTING RIGHTS
     REPORTING                THAT ARE PRESENTLY CONVERTIBLE INTO 140,440
      PERSON                  SHARES OF COMMON STOCK WITH VOTING RIGHTS.
       WITH         ------------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER        0

                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER      945,634

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     945,634

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    2.4%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*       CO, IA

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                               Page 2 of 11 pages
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----------------------------                      ------------------------------
     CUSIP No. 63577110                13G               Page 3 of 11 Pages
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                JOHN STEVEN OSTERWEIS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)

                                                                        (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.A.

--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER             2,000*
                              *CONSISTS OF 50,000 IN PRINCIPAL AMOUNT OF
     NUMBER OF                CONVERTIBLE BONDS THAT HAVE NO VOTING RIGHTS
      SHARES                  THAT ARE PRESENTLY CONVERTIBLE INTO 2,000
   BENEFICIALLY               SHARES OF COMMON STOCK WITH VOTING RIGHTS.
     OWNED BY       ------------------------------------------------------------
       EACH         6    SHARED VOTING POWER           945,634*
     REPORTING                *INCLUDES 3,511,000 IN PRINCIPAL AMOUNT OF
      PERSON                  CONVERTIBLE BONDS THAT HAVE NO VOTING RIGHTS
       WITH                   THAT ARE PRESENTLY CONVERTIBLE INTO 140,440
                              SHARES OF COMMON STOCK WITH VOTING RIGHTS.
                    ------------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER        2,000

                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER      945,634

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     947,634

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    2.5%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*       IN, HC

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                               Page 3 of 11 pages
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ITEM 1.

     (a)  NAME OF ISSUER:  National Education Corporation

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               18400 Von Karmen Avenue
               Irvine, CA  92715


ITEM 2.

     (a) NAME OF PERSON FILING: This statement is being filed by (i) Osterweis Capital Management, Inc., a California corporation and registered investment adviser ("IA"), and (ii) John Steven Osterweis, a shareholder of IA ("Shareholder") (collectively, the "Reporting Persons"). Shareholder controls IA by virtue of Shareholder's position as the majority shareholder who owns 66.5% of the outstanding securities of IA.

          IA's beneficial ownership of the Common Stock, and Convertible Bonds presently convertible into Common Stock (collectively, the "Securities") is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Securities for its investment advisory clients. Shareholder's ownership of Securities is both direct because the Shareholder directly owns shares of the Securities and indirect as a result of Shareholder's stock ownership in IA, and is reported because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a
Schedule 13G within the specified time period. The answers in blocks 6 and 8 on page 3 above by Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Securities by IA and the relationship of the Shareholder to IA referred to above.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          IA's Principal Business Office is located at:

                               Page 4 of 11 pages

          One Maritime Plaza, Suite 1201
          San Francisco, CA 94111.

          Shareholder's Principal Business Office is located at:

          One Maritime Plaza, Suite 1201
          San Francisco, CA 94111.

     (c)  CITIZENSHIP:

          IA is a California corporation.

          Shareholder is a United States citizen.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock

     (e)  CUSIP NUMBER:

          63577110


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / /  Broker or Dealer registered under Section 15 of the Act

     (b)  / /  Bank as defined in section 3(a)(6) of the Act

     (c)  / /  Insurance Company as defined in section 3(a)(19) of the act

     (d) / / Investment Company registered under section 8 of the Investment Company Act

     (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers Act
                    [IA]

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                               Page 5 of 11 pages
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     (g)  /X/  Parent Holding Company, in accordance with Section 240.13d-
               1(b)(ii)(G) (Note: See Item 7)
                    [Shareholder]

     (h)  / /  Group, in accordance with Section 240.13d1-(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP

          (a) AMOUNT BENEFICIALLY OWNED: IA directly beneficially owns 945,634 shares of Securities. (805,194 shares of presently outstanding Common Stock and 3,511,000 in principal amount of Convertible Bonds presently convertible into 140,440 shares of Common Stock.) Shareholder indirectly beneficially owns 945,634 shares of Securities (805,194 shares of presently outstanding Common Stock and 3,511,000 in principal amount of Convertible Bonds presently convertible into 140,440 shares of Common Stock.) Shareholder directly owns 50,000 in principal amount of Convertible Bonds presently convertible into 2,000 shares of Common Stock.

     (b)  PERCENT OF CLASS:  2.4%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)     sole power to vote or to direct the vote:

                         Shareholder has the sole power to vote 2,000 shares of Securities (consists of 50,000 in principal amount of Convertible Bonds presently convertible into 2,000 shares of Common Stock.)

           (ii)     shared power to vote or to direct the vote:

                         IA and Shareholder share with each other the power to vote all 945,634* shares of Securities for which they have direct or indirect beneficial ownership. No other person has the power to vote such shares. (*Includes Convertible Bonds that have no voting rights that are presently convertible into Common Stock with voting rights.)

          (iii)     sole power to dispose or to direct the disposition of:

                               Page 6 of 11 pages
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                         Shareholder has the sole power to direct the
                         disposition of 2,000 shares of Securities.


           (iv)     shared power to dispose or to direct the disposition of:

                         IA and Shareholder share with each other the power to dispose all 945,634 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the
          following   /X/

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          IA, a registered investment adviser, and Shareholder, its controlling shareholder, have the right or the power to direct the receipt of dividends from Securities, and to direct the receipt of proceeds from the sale of Securities to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Securities.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Shareholder is considered the equivalent of a parent holding company for purposes of this Schedule 13G. IA is considered Shareholder's subsidiary, and acquired the security being reported on by Shareholder. IA is a registered investment adviser. Shareholder directly holds less than 1% of the Securities. See Exhibit B.

                               Page 7 of 11 pages
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ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1997

                              OSTERWEIS CAPITAL MANAGEMENT, INC.



                              By:  /s/ John S. Osterweis
                                   -----------------------------------
                                   John S. Osterweis
                                   President



                              /s/ John Steven Osterweis
                              ----------------------------------------
                              John Steven Osterweis


                               Page 8 of 11 pages
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                                    EXHIBITS

EXHIBIT A   Statement With Respect To Joint Filing Of Schedule 13G

EXHIBIT B   Identification and Classification of Subsidiary Which Acquired
            Security Being Reported On By the Parent Holding Company




                               Page 9 of 11 pages
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                                    EXHIBIT A

             STATEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of National Education Corporation may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

February 11, 1997

                              OSTERWEIS CAPITAL MANAGEMENT, INC.



                              By:  /s/ John S. Osterweis
                                   -----------------------------------
                                   John S. Osterweis
                                   President



                              /s/ John Steven Osterweis
                              ----------------------------------------
                              John Steven Osterweis


                               Page 10 of 11 pages
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                                    EXHIBIT B

                      IDENTIFICATION AND CLASSIFICATION OF
                    SUBSIDIARY WHICH ACQUIRED SECURITY BEING
                    REPORTED ON BY THE PARENT HOLDING COMPANY



     IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to WARREN BUFFET AND BERKSHIRE HATHAWAY, INC. (available December 18, 1987), Shareholder is considered the equivalent of the parent holding company of IA and is therefore eligible to report his indirect beneficial ownership in such shares on Schedule 13G.



                               Page 11 of 11 pages